SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BMC Stock Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

05591B109

(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
60 East 42nd Street, Suite 3100
New York, New York 10165
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 13 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 05591B109	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert E. Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
95,186

	8	SHARED VOTING POWER
3,181,941

	9	SOLE DISPOSITIVE POWER
95,186

	10	SHARED DISPOSITIVE POWER
3,181,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,277,127

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 05591B109	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robotti & Company, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,181,941

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,181,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,181,941

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

Schedule 13D
CUSIP No. 05591B109	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robotti & Company Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,181,941

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,181,941

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,181,941

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

Schedule 13D
CUSIP No. 05591B109	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth R. Wasiak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,129,620

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,129,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,129,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 05591B109	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ravenswood Management Company, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,129,620

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,129,620

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,129,620

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Schedule 13D
CUSIP No. 05591B109	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Ravenswood Investment Company, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,077,573

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,077,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,077,573

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 05591B109	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ravenswood Investments III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,052,047

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,052,047

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,052,047

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 05591B109	Page 9 of 13 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D Amendment No. 1 (this “Statement”) is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”).  This Statement amends the Statement of Beneficial Ownership on Schedule 13D relating to shares of the Common Stock, $0.01 par value per share (the “Common Stock”), of BMC Stock Holdings, Inc. (the “Issuer”) filed with the Commission on December 11, 2015 (the “Original Statement”), as specifically set forth herein (as so amended, the “Amended Statement”).  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Original Statement.

Item 4.	Purpose of the Transaction

Item 4 of the Amended Statement is hereby amended to add the following:

(a)-(j).  On May 18, 2016, the Issuer entered into (i) an Underwriting Agreement (the “Underwriting Agreement”) with the stockholders named therein, including certain stockholders affiliated with Robotti Advisors, and the underwriters named therein, with respect to a registered underwritten public offering of 5,700,000 shares of Common Stock to be sold by such stockholders and (ii) the First Supplement (the “Supplement”) to the Registration Rights Agreement, dated as of June 2, 2015, by and among the Company and the stockholders named therein, including certain stockholders affiliated with Robotti Advisors, permitting, among other things, the public offering pursuant to the Underwriting Agreement.

The foregoing summary of the Underwriting Agreement and the Supplement do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement and the Supplement which are incorporated by reference herein as Exhibits 4 and 5 hereto, respectively.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of May 24, 2016, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)	3,277,127	95,186	3,181,941	4.94%
ROBT (1)(3)(4)(5)	3,181,941	0	3,181,941	4.79%
Robotti Advisors (1)(3)(4)(5)	3,181,941	0	3,181,941	4.79%
Wasiak (1)(4)(5)	3,129,620	0	3,129,620	4.72%
RMC (1)(4)(5)	3,129,620	0	3,129,620	4.72%
RIC (1)(4)	2,077,573	0	2,077,573	3.13%
RI (1)(5)	1,052,047	0	1,052,047	1.59%

* Based on 66,364,509 shares of Common Stock, par value $0.01 per share, outstanding.

Schedule 13D
CUSIP No. 05591B109	Page 10 of 13 Pages

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
(2) Mr. Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition, of 95,186 shares of Common Stock held personally.
(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 3,181,941 shares of Common Stock owned by the advisory clients of Robotti Advisors.
(4) Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 2,077,573 shares of Common Stock owned by RIC.
(5) Each of Messrs. Robotti and Wasiak, ROBT, Robotti Advisors and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,052,047 shares of Common Stock owned by RI.

(c) On May 24, 2016, the sale by RIC and RI of 2,153,000 and 447,000 shares of Common Stock, respectively, to the several underwriters pursuant to the Underwriting Agreement described in Item 4 hereof at a price of $16.2775 per share, was consummated.

(d) Robotti Advisors’ advisory clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client is known to any Reporting Person to have, and no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

(e) On  May 24, 2016, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure set forth in Item 4 hereof relating to the Underwriting Agreement and the Registration Rights Agreement is hereby incorporated herein by reference.

Item 7.	Materials To Be Filed As Exhibits.

The following documents are filed herewith, have been previously filed or are incorporated herein by reference:

1.            Agreement and Plan of Merger, dated as of June 2, 2015, by and between Stock Building Supply Holdings, Inc. (n/k/a BMC Stock Holdings, Inc.) and Building Materials Holding Corporation (incorporated by reference to Exhibit 2.1 to BMC Stock Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2015 in Commission File No. 001-36050).

2.            Registration Rights Agreement, dated as of June 2, 2015, by and among Stock Building Supply Holdings, Inc. (n/k/a BMC Stock Holdings, Inc.) and certain stockholders affiliated with Davidson Kempner Capital Management LP, Robotti & Company Advisors, LLC and The Gores Group, LLC (incorporated by reference to Annex G to the definitive Joint Proxy and Consent Solicitation Statement/Prospectus filed by BMC Stock Holdings, Inc. with the Securities and Exchange Commission on November 2, 2015 in Commission File No. 333-206421).

3.            Joint Filing Agreement dated as of December 11, 2015 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.

4.            Underwriting Agreement, dated  May 18, 2016, by and among BMC Stock Holdings, Inc., certain stockholders affiliated with The Gores Group, LLC, Davidson Kempner Capital Management LP, and Robotti & Company Advisors, LLC, and Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to BMC Stock Holdings, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 24, 2016  in Commission File No. 001-36050).

Schedule 13D
CUSIP No. 05591B109	Page 11 of 13 Pages

5.             First Supplement, dated May 18, 2016, to Registration Rights Agreement, dated as of June 2, 2015, by and among Stock Building Supply Holdings, Inc. (n/k/a BMC Stock Holdings, Inc.) and certain stockholders affiliated with Davidson Kempner Capital Management LP, Robotti & Company Advisors, LLC and The Gores Group, LLC (incorporated by reference to Exhibit 10.1 to BMC Stock Holdings, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 24, 2016  in Commission File No. 001-36050).

Schedule 13D
CUSIP No. 05591B109	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	May 24, 2016

Robotti & Company, Incorporated

/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: President and Treasurer

/s/ Kenneth R. Wasiak
Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.	The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.
	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member
Its General Partner

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Member

Schedule 13D
CUSIP No. 05591B109	Page 13 of 13 Pages

Exhibit Index

The following documents are filed herewith, have been previously filed or are incorporated herein by reference:

	Exhibit	Page

(1)	Agreement and Plan of Merger, dated as of June 2, 2015, by and between Stock Building Supply Holdings, Inc. (n/k/a BMC Stock Holdings, Inc.) and Building Materials Holding Corporation (incorporated by reference to Exhibit 2.1 to BMC Stock Holdings, Inc. Current Report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2015 in Commission File No. 001-36050).	-

(2)	Registration Rights Agreement, dated as of June 2, 2015, by and among Stock Building Supply Holdings, Inc. and certain stockholders affiliated with Davidson Kempner Capital Management LP, Robotti & Company Advisors, LLC and The Gores Group, LLC (incorporated by reference to Annex G to the definitive Joint Proxy and Consent Solicitation Statement/Prospectus filed by BMC Stock Holdings, Inc. with the Securities and Exchange Commission on November 2, 2015 in Commission File No. 333-206421).	-

(3)
Joint Filing Agreement dated as of December 11, 2015 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company Advisors, LLC, Kenneth R. Wasiak, Ravenswood Management Company, L.L.C., The Ravenswood Investment Company, L.P. and Ravenswood Investments III, L.P.
Previously filed.

(4)	Underwriting Agreement, dated May 18, 2016, by and among BMC Stock Holdings, Inc., certain stockholders affiliated with The Gores Group, LLC, Davidson Kempner Capital Management LP, and Robotti & Company Advisors, LLC, and Barclays Capital Inc. and Credit Suisse Securities (USA) LLC, as representatives of the underwriters (incorporated by reference to Exhibit 1.1 to BMC Stock Holdings, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 24, 2016 in Commission File No. 001-36050).	-

(5)	First Supplement, dated as of May 18, 2016, to Registration Rights Agreement, dated June 2, 2015, by and among Stock Building Supply Holdings, Inc. (n/k/a BMC Stock Holdings, Inc.) and certain stockholders affiliated with Davidson Kempner Capital Management LP, Robotti & Company Advisors, LLC and The Gores Group, LLC (incorporated by reference to Exhibit 10.1 to BMC Stock Holdings, Inc. Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 24, 2016 in Commission File No. 001-36050).	-

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